FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2010

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

I

The document listed below as Exhibit 99.1 to this Form 6-K is a copy of the underwriting agreement dated March 9, 2010 between the Registrant and the representatives of the underwriters named therein.  This underwriting agreement is hereby filed with the United States Securities and Exchange Commission for the purpose of being incorporated by reference into the following registration statements filed by TransAlta Corporation under the Securities Act of 1933, as amended:

Form	Registration No.

S-8	333-72454

S-8	333-101470

F-10	333-155243

F-10	333-162418

99.1                           Underwriting Agreement, dated March 9, 2010, between TransAlta Corporation and Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC, as representatives of the underwriters named therein.

II

The document listed below as Exhibit 99.2 to this Form 6-K is a copy of the Registrant’s news release of March 9, 2010.  This news release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.2         Press release dated March 9, 2010 announcing “TransAlta announces pricing of US $300 million senior notes offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

Dated: March 10, 2010	By:	/S/ MARYSE ST.-LAURENT
Name: Maryse St.-Laurent
Title: Vice President and Corporate Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

99.1

Underwriting Agreement, dated March 9, 2010, between TransAlta Corporation and Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC, as representatives of the underwriters named therein.

99.2	Press release dated March 9, 2010 announcing “TransAlta announces pricing of US $300 million senior notes offering.”